Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 13, 2017

Angela Mokodean, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)

File Nos. 333-157876 and 811-22110

Dear Ms. Mokodean:

This letter responds to an additional comment you provided on November 8, 2017 relating to the Registrant’s Post-Effective Amendment No. 117 filed on July 31, 2017 for the purpose of registering shares of the AdvisorShares Vice ETF (the “Fund”). For ease of reference, set forth below is the comment followed by the Registrant’s response.

Comment. For purposes of the Fund’s 80% policy, with respect to the marijuana focus, Registrant should disclose a measurable and objective test that requires significant focus on marijuana by a company in whose securities the Fund will invest.

Response. Registrant represents that it will make the following revisions to the principal investment strategy in response to the comment:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies that derive at least 50% of their net revenue from tobacco and alcoholic beverages and companies ~~listed on one or more published, publicly available marijuana indexes~~that derive at least 50% of their net revenue from the marijuana and hemp industry or have at least 50% of their company assets dedicated to lawful research and development of cannabis or cannabinoid-related products.

The Fund will invest primarily in U.S. exchange listed equity securities, including common and preferred stock and American Depositary Receipts (“ADRs”). ADRs are securities traded on a local stock exchange that represent interests in securities issued by a foreign publicly listed company. The investment strategy typically identifies a wide variety of large- and mid-capitalization stocks, as well as numerous small- and micro-cap stocks.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

November 13, 2017

The Fund will concentrate at least 25% of its investments in the food, beverage & tobacco industry within the consumer staples sector. In addition to its investment in securities of companies that derive a significant portion of their assets or revenue from tobacco and alcoholic beverages, the marijuana and hemp industry, and cannabis or cannabinoid-related products~~and companies listed on a published, publicly available marijuana index~~, the Fund also will seek to invest in equity securities of companies that, in the opinion of the Advisor, may have current or future revenues from cannabis-related business. Cannabis stocks may be categorized among a wide variety of industries including agriculture, biotechnology, pharmaceutical, real estate, retail, and finance. The types of companies that may engage in cannabis-related business include companies that conduct medical research, produce drug products, manufacture hemp products, or engage in agricultural activities, real estate activities, or financial services activities. The terms “marijuana” and “cannabis” are used interchangeably. Hemp refers to the industrial/commercial use of the cannabis stalk and seed for textiles, foods, papers, body care products, detergents, plastics and building materials. Cannabinoids are the chemical compounds secreted by cannabis plants. Cannabinoids can also be synthetically produced chemical compounds and used in lawful research and development of prescription drugs or other products utilizing cannabinoids as an active ingredient. The Advisor believes that continued legislative changes and social acceptance of cannabis in its various formats could lead to significant growth in cannabis-related public corporations. Companies involved in cannabis-related business could also benefit from significant merger and acquisition activity as the cannabis market matures. The Fund will only invest in companies that engage in cannabis-related business that is permitted by national and local laws.

Please note that the revisions shown above have been made to the principal investment strategy disclosure that was included in Registrant’s correspondence dated November 7, 2017.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum